N E W S R E L E A S E

January 9, 2013

Nevsun Exceeds Production Guidance and Extends Gold Production

2012 HIGHLIGHTS

  Produced 313,000 ounces of gold in 2012, exceeding the top end of guidance
  Gold production forecast extended to the end of Q2 2013
  Copper expansion managed on schedule and budget for mid-2013 commissioning
  Continued peer leading semi-annual dividend of $0.05 per share
  Increased resource and reserve estimates from 2011/2012 drilling
  Obtained the Harena deposit mining license and commenced mining
  Strong exploration drill results extended drilling program at Northwest Zone
  Acquired the Mogoraib exploration license including the Hambok historical resources

Q4 2012 HIGHLIGHTS

  Produced 46,000 ounces of gold in Q4 2012
  Processed 447,000 tonnes of ore at 3.85 g/t gold
  Overall metallurgical recoveries at 84% of contained gold

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to announce strong production results of 313,000 ounces of gold for 2012 with 46,000 ounces in the quarter ended December 31, 2012. Gold production for 2012 exceeded the top end of the latest guidance.  Bisha gold production is again extended and is now anticipated to continue to the end of Q2 2013, aligning well with the planned commissioning of the copper expansion project.

A summary of the Company’s quarterly and full year operating results is as follows:

	Q4 2012 3 months ending December 31	Q3 2012 3 months ending September 30	Q2 2012 3 months ending June 30	Q1 2012 3 months ending March 31	2012 12 months ending December 31
Mining
Ore mined, tonnes	426,000	316,000	500,000	349,000	1,591,000
Waste mined, tonnes	2,602,000	2,590,000	1,659,000	1,826,000	8,677,000
Strip ratio, (calc in BCM’s)	7.1	10.3	4.0	6.2	7.4
Cu phase prestrip, tonnes	-	-	481,000	739,000	1,220,000
Milling
Ore milled, tonnes	447,000	465,000	465,000	430,000	1,807,000
Feed grade, g/t	3.85	7.40	6.93	6.58	6.21
Processing
Recovery % of gold	84%	87%	85%	86%	86%
Gold in doré, ounces poured	46,000	98,000	87,000	82,000	313,000

The mine performed well in the fourth quarter.  The majority of fresh ore was mined from the low grade areas of the Harena satellite pit and Bisha Main pit.  Cleanup and selective mining of the Bisha Main acid and transition ores continues.  Waste mining to expose copper supergene and push-back the northeast (NE) hill remained on plan.  The NE push-back has exposed additional gold bearing oxide ores on the periphery of the pit that will be accessed in H1 2013 while opening the pit for additional supergene ores later in the mine plan.

The mill was on plan for recovery despite blending ultra-high grade Bisha Main transition ores with lower and sub-grade Harena and other stockpiled ores.  The ore remains highly variable and is carefully managed to avoid losses to tailings.

The continued metallurgical performance and additional ore have allowed Bisha to extend gold production to the end of Q2 2013, aligning well with the commissioning of the copper expansion.

Nevsun will announce its 2013 production guidance later in January 2013, with a conference call to follow.

Nevsun will announce its full year 2012 financial results on March 21, 2013, with a conference call to follow.

Copper Expansion Update

The copper plant expansion continues to progress on schedule and budget with concentrate production expected in mid-2013.

Forward Looking Statements

The above contains forward-looking statements regarding future gold production, mine operations, process recoveries and the copper phase expansion. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, or unforeseen government actions; (iv) the Company experiences the loss of key personnel; (v) the mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013.  Other risks are more fully described in the Company’s most recent Management Discussion and Analysis, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2011 and the Company’s Management Discussion and Analysis for the quarter ended September 30, 2012 for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com